Management Representation letter

January 18, 2008

The audited financial statements for My Organic Baby Inc. for the fiscal year ended January 31, 2007 do not contain any material differences between US and Canadian GAAP.

Brent Lokash
CEO
Clearly Canadian Beverage Corporation